ISSUER FREE WRITING PROSPECTUS
Dated December 12, 2011
Filed pursuant to Rule 433
Registration Statement No. 333-169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Healthcare Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including the prospectus dated February 18, 2011) with the SEC on August 27, 2010 and the registration statement became effective on February 18, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus and supplements thereto are available on the SEC Web site at

http://www.sec.gov/Archives/edgar/data/1499875/000114420411009880/v211699_424b3.htm,
http://www.sec.gov/Archives/edgar/data/1499875/000114420411060072/v238470_424b3.htm,
http://www.sec.gov/Archives/edgar/data/1499875/000114420411064325/v240546_424b3.htm and
http://www.sec.gov/Archives/edgar/data/1499875/000114420411068548/v242443_424b3.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-373-2522.

The Company issued the following press release on December 10, 2011:

CONTACTS
From: Anthony J. DeFazio DeFazio Communications, LLC tony@defaziocommunications.com	For: Todd Jensen American Realty Capital Healthcare Trust, Inc. tjensen@arlcap.com

FOR IMMEDIATE RELEASE

American Realty Capital Healthcare Trust Increases Distribution Rate

New York, NY, December 10, 2011 – American Realty Capital Healthcare Trust, Inc. (“ARC Healthcare” or the “Company”) announced today that its board of directors had approved and the Company declared an increase to the Company’s distribution rate from a 6.60% to a 6.80% annualized rate based on the common share price of $10.00. The dividend increase is expected to be covered by MFFO.

The board of directors unanimously approved such dividend increase as a result of the Company’s earnings growth through accretive acquisitions. On November 23, 2011, the Company announced that it had closed on three properties aggregating $60.3 million, representing the second tranche of a portfolio of ten high-quality, income producing healthcare facilities. These three acquisitions increased the total size of ARC Healthcare’s portfolio to $129.2 million.

The new distribution rate will begin to accrue on January 1, 2012. The Company’s distributions will continue to be payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month.

American Realty Capital Healthcare Trust, Inc. is a publicly registered, non-traded real estate investment program.

To arrange interviews with executives of American Realty Capital Healthcare Trust, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.